SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 23)*

Emisphere Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

291345106

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

(Page 1 of 17 Pages)

CUSIP No.:	291345106	13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,219,230
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,219,230
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,219,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,802,178
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,802,178
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,802,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,557,475
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,557,475
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,557,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,194,369
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,194,369
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,194,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,751,844
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,751,844
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,751,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS MHRC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,802,178
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,802,178
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,802,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS MHRC II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,751,844
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,751,844
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,751,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 9 of 17 Pages

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,554,022
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,554,022
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,554,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 10 of 17 Pages

1	NAME OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,554,022
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,554,022
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,554,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 11 of 17 Pages

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,848,320
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,848,320
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,848,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

Page 12 of 17 Pages

Page 13 of 17 Pages

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 23, the Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”), Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”), Amendment No. 5, filed on July 2, 2008 (“Amendment No. 5”), Amendment No. 6, filed on July 2, 2009 (“Amendment No. 6”), Amendment No. 7, filed on August 21, 2009 (“Amendment No. 7”), Amendment No. 8, filed on August 25, 2009 (“Amendment No. 8”), Amendment No. 9, filed on June 9, 2010 (“Amendment No. 9”), Amendment No. 10, filed on August 2, 2010 (“Amendment No. 10”), Amendment No. 11, filed on August 27, 2010 (“Amendment No. 11”), Amendment No. 12, filed on December 22, 2010 (“Amendment No. 12”), Amendment No. 13, filed on July 1, 2011 (“Amendment No. 13”), Amendment No. 14, filed on July 8, 2011 (“Amendment No. 14”), Amendment No. 15, filed on June 5, 2012 (“Amendment No. 15”), Amendment No. 16, filed on September 27, 2012 (“Amendment No. 16”), Amendment No. 17, filed on October 9, 2012 (“Amendment No. 17”), Amendment No. 18, filed on October 19, 2012 (“Amendment No. 18”), Amendment No. 19, filed on January 10, 2013 (“Amendment 19”), Amendment No. 20, filed on April 30, 2013 (“Amendment No. 20”), Amendment No. 21, filed on May 9, 2013 (“Amendment No. 21”) and Amendment No. 22, filed on March 31, 2014 (“Amendment No. 22”, and, together with the Initial 13D and Amendment No. 1 through Amendment No. 21, the “Schedule 13D”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 22.

Item 4.	Purpose of Transaction

The information set forth in Item 6 and Exhibits 1-6 to this Statement are incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth in this Statement are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2014, which disclosed that there were 60,687,478 Shares outstanding as of August 12, 2014.

All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise or vesting of warrants, restricted stock or stock options currently owned by the Reporting Persons, and assuming such Reporting Person’s Convertible Notes, Bridge Notes and Reimbursement Notes were converted into Shares as of such date.

(a) (i) Master Account may be deemed the beneficial owner of 19,219,230 Shares (approximately 26.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 6,226,054 Shares held for the account of Master Account, (B) 5,515,644 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, (C) 6,287,612 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (D) 925,350 Shares that can be obtained by Master Account upon the conversion of the Bridge Notes and (E) 264,570 Shares that can be obtained by Master Account upon the conversion of the Reimbursement Notes.

(ii) Capital Partners (100) may be deemed the beneficial owner of 2,582,948 Shares (approximately 4.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 847,125 Shares held for the account of Capital Partners (100), (B) 716,030 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, (C) 859,843 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes, (D) 123,094 Shares that can be obtained by Capital Partners (100) upon the conversion of the Bridge Notes and (E) 36,856 Shares that can be obtained by Capital Partners (100) upon the conversion of the Reimbursement Notes.

(iii) Advisors may be deemed the beneficial owner of 21,802,178 Shares (approximately 28.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 6,226,054 Shares held for the account of Master Account, (2) 5,515,644 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, (3) 6,287,612 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (4) 925,350 Shares that can be obtained by Master Account upon the conversion of the Bridge Notes and (5) 264,570 Shares that can be obtained by Master Account upon the conversion of the Reimbursement Notes, and (B) (1) 847,125 Shares held for the account of Capital Partners (100), (2) 716,030 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, (3) 859,843 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes, (4) 123,094 Shares that can be obtained by Capital Partners (100) upon the conversion of Bridge Notes and (5) 36,856 Shares that can be obtained by Capital Partners (100) upon the conversion of Reimbursement Notes.

Page 14 of 17 Pages

(iv) Institutional Partners II may be deemed the beneficial owner of 15,557,475 Shares (approximately 21.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 3,240,750 Shares held for the account of Institutional Partners II, (B) 4,479,892 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares, (C) 6,841,435 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, (D) 707,134 Shares that can be obtained by Institutional Partners II upon the conversion of the Bridge Notes and (E) 288,264 Shares that can be obtained by Institutional Partners II upon the conversion of the Reimbursement Notes.

(v) Institutional Partners IIA may be deemed the beneficial owner of 39,194,369 Shares (approximately 42.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 8,164,436 Shares held for the account of Institutional Partners IIA, (B) 11,286,210 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares, (C) 17,235,663 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes, (D) 1,781,480 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Bridge Notes and (E) 726,580 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Reimbursement Notes.

(vi) Institutional Advisors II may be deemed the beneficial owner of 54,751,844 Shares (approximately 52.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 3,240,750 Shares held for the account of Institutional Partners II, (2) 4,479,892 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares, (3) 6,841,435 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, (4) 707,134 Shares that can be obtained by Institutional Partners II upon the conversion of the Bridge Notes and (5) 288,264 Shares that can be obtained by Institutional Partners II upon the conversion of the Reimbursement Notes, and (B) (1) 8,164,436 Shares held for the account of Institutional Partners IIA, (2) 11,286,210 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares, (3) 17,235,663 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes, (4) 1,781,480 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Bridge Notes and (5) 726,580 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Reimbursement Notes.

(vii) MHRC may be deemed the beneficial owner of 21,802,178 Shares (approximately 28.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(viii) MHRC II may be deemed the beneficial owner of 54,751,844 Shares (approximately 52.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in Item 5(a)(vi) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(ix) Fund Management may be deemed the beneficial owner of 76,554,022 Shares (approximately 64.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.

(x) MHR Holdings may be deemed to be the beneficial owner of 76,554,022 Shares (approximately 64.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xi) Dr. Rachesky may be deemed the beneficial owner of 76,848,320 Shares (approximately 64.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II and MHR Holdings, (B) 14,000 Shares that can be obtained upon the exercise of certain options to purchase Shares, (C) 275,000 Shares that can be obtained upon the exercise of certain non-qualified stock options to purchase Shares and (D) 5,298 Shares held for his own account.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 19,219,230 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 19,219,230 Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 2,582,948 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 2,582,948 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

Page 15 of 17 Pages

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 21,802,178 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 21,802,178 Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 15,557,475 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 15,557,475 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 39,194,369 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 39,194,369 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 54,751,844 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 54,751,844 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) MHRC may be deemed to have (x) the sole power to direct the disposition of the 21,802,178 Shares which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 21,802,178 Shares which may be deemed to be beneficially owned by MHRC as described above.

(viii) MHRC II may be deemed to have (x) the sole power to direct the disposition of the 54,751,844 Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 54,751,844 Shares which may be deemed to be beneficially owned by MHRC II as described above.

(ix) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 76,554,022 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 76,554,022 Shares which may be deemed to be beneficially owned by Fund Management as described above.

(x) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 76,554,022 Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 76,554,022 Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xi) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 76,848,320 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 76,848,320 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) See Item 6.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On August 20, 2014, Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA (collectively, “MHR”) entered into a series of agreements (the “Transaction Documents”) with the Issuer, for a new loan facility, an extension of the Issuer’s existing obligations under various promissory notes previously issued to MHR, and for payment by the Issuer of certain royalties to MHR.

On August 20, 2014, MHR entered into a Loan Agreement (the “Loan Agreement”) with the Issuer. The Loan Agreement provides for, among other things, a commitment (the “Commitment”) by MHR to loan to the Issuer up to $20 million to finance the development, manufacturing, marketing and sale of the Issuer’s oral Eligen® B12 Rx product (the “B12 Product”). Pursuant to the terms of the Loan Agreement, the Issuer may make five borrowings (each, a “Borrowing”, and collectively, the “Loan”)). The first Borrowing under the Loan Agreement occurred on August 20, 2014 in an original principal amount of $5 million. Subject to achieving certain operational milestones relating to the timely manufacture and commencement of sales of the B12 Product, the Issuer may request four additional Borrowings as follows: up to $3,000,000 from September 1, 2014 through and including December 31, 2014, up to $5,000,000 in the first quarter of 2015, up to $5,000,000 in the second quarter of 2015 and up to $2,000,000 in the third quarter of 2015.

In addition, as described below, under the Royalty Agreement, to the extent the Issuer does not have sufficient cash in excess of the Minimum Cash Balance to pay any Royalties that become due under the Royalty Agreement in cash, such Royalties will be paid as an additional Loan under the Loan Agreement by increasing the principal amount outstanding under the Loan Agreement (any such Loan, “Paid-In-Kind Royalties”). The “Minimum Cash Balance” generally means the Issuer’s cash on hand (plus certain cash expenditures during such fiscal year that are unrelated to the B12 Product or related products) of at least $10 million (or $15 million, under certain circumstances beginning as early as October 1, 2015), subject to certain permitted deductions.

Except with respect to Paid-In-Kind Royalties incurred under the Loan Agreement after all amounts of principal and interest have previously been paid in full, the Loan will mature on the earlier of (a) December 31, 2019 and (b) 30 days after the end of any fiscal year in which the Issuer’s cash (plus certain cash expenditures during such fiscal year that are unrelated to the B12 Product or related products) as of the end of such fiscal year (subject to certain permitted deductions) is more than three times the principal amount of the Loan as of the end of such fiscal year. Paid-In-Kind Royalties incurred under the Loan Agreement after all amounts of principal and interest have previously been paid in full mature one year following the date of incurrence. The Loan bears interest at a rate of 13% per annum (the “Interest Rate”), compounded monthly, and will be payable in kind and in arrears on June 30 and December 31 of each year up to and including the maturity date by increasing the outstanding principal amount of Loan by the amount of each such interest payment. So long as an event of default under the Loan Agreement (an “Event of Default”) has occurred and is continuing, at the election of MHR, interest shall accrue on the Loan at a rate equal to 2% per annum above the Interest Rate (“Default Rate”). Interest at the Default Rate shall accrue from the initial date of such Event of Default until that Event of Default is cured or waived in writing and shall be payable upon demand and, if not paid when due, shall itself bear interest at the Default Rate. The Loan must be repaid from time to time prior to maturity pursuant to (a) a cash sweep of 50% of the Issuer’s Adjusted Consolidated Free Cash Flow (as defined in the Loan Agreement), or 75% of the Issuer’s Adjusted Consolidated Free Cash Flow in any year in which the Adjusted Consolidated Free Cash Flow exceeds $50 million, to the extent such cash sweep does not cause the Issuer’s cash as of the end of such year to be less than the Minimum Cash Balance, (b) a cash sweep of 50% of any cash proceeds received from any third party in connection with the license, distribution or sale of any of the Issuer’s products other than the B12 Product or related products (the “Non-B12 Products”), subject to the priority described below, and (c) a Royalty Match (as described below), to the extent such Royalty Match does not cause the Issuer’s cash as of the end of such year to be less than the Minimum Cash Balance and subject to the priority described below. The Loan Agreement provides for certain representations and warranties, conditions precedent to MHR’s obligation to lend, affirmative and negative covenants of the Issuer (including, but not limited to, certain milestones in the development of its B12 Products) and events of default.

In connection with the entry into the Loan Agreement, on August 20, 2014, MHR and the Issuer further amended and restated (i) the Amended and Restated 13% Senior Secured Convertible Notes issued by the Issuer to MHR (as so amended and restated, the “Convertible Notes”), (ii) the Second Amended and Restated Senior Secured Convertible Bridge Promissory Notes issued by the Issuer to MHR (as so amended and restated, the “Bridge Notes”), and (iii) the Second Amended and Restated Senior Secured Convertible Reimbursement Promissory Notes issued by the Issuer to MHR (as so amended and restated, the “Reimbursement Notes” and, together with the Convertible Notes and Bridge Notes, the “MHR Notes”). Also, in connection with the entry into the Loan Agreement and the amendment and restatement of the MHR Notes, Institutional Partners IIA and the Issuer have amended the Pledge and Security Agreement, dated September 26, 2005, as amended, by and between the Issuer and Institutional Partners IIA (as so amended, the “Security Agreement”) to, among other things, secure the Reimbursement Notes and payments due under the Loan Agreement with substantially all of the Issuer’s assets, and secure the payments due under the Royalty Agreement and Paid-In-Kind Royalties due under the Loan Agreement with the Issuer’s intellectual property relating to the B12 Products and related products.

The Convertible Notes now provide for a new maturity date of March 31, 2022 (subject to acceleration upon the occurrence of certain specified events of default, including the failure to meet certain sales, performance, and manufacturing milestones specified in the Convertible Notes). The interest rate remains 13% per annum, compounded monthly, which interest will be payable in the form of additional Convertible Notes. The Convertible Notes remain collateralized by a first priority lien in favor of MHR on substantially all of the Issuer’s assets. After all principal and interest under the Loan Agreement and Reimbursement Notes are repaid, the remaining Convertible Notes must be redeemed from time to time prior to maturity pursuant to a cash sweep of 50% of the Issuer’s Adjusted Consolidated Free Cash Flow (75% of the Issuer’s Adjusted Consolidated Free Cash Flow in any year in which Adjusted Consolidated Free Cash Flow exceeds $50 million) to the extent such cash sweep does not cause the Issuer’s cash as of the end of such year to be less than the Minimum Cash Balance. The Convertible Notes are convertible, at the option of MHR, at a conversion price of $1.25 per share of common stock, which conversion price is subject to adjustment upon the occurrence of events specified in the Convertible Notes, including stock dividends, stock splits, certain fundamental corporate transactions, and certain issuances of common stock by the Issuer. The Convertible Notes must also be redeemed from time to time prior to maturity pursuant to (a) a cash sweep of 50% of any cash proceeds received from any third party in connection with the license, distribution or sale of any Non-B12 Product, subject to the priority described below and (b) a Royalty Match (as described below), to the extent such Royalty Match does not cause the Issuer’s cash as of the end of such year to be less than the Minimum Cash Balance and subject to the priority described below.

The Reimbursement Notes provide for a new maturity date of the earlier of (a) March 31, 2022 and (b) immediately prior to the time that any amounts outstanding under the Loan Agreement are repaid (subject to acceleration upon the occurrence of certain events of default specified in the Reimbursement Notes), and bear interest at the rate of 10% per annum, compounded monthly, which interest is payable in the form of additional Reimbursement Notes. The Reimbursement Notes are collateralized by a first priority lien in favor of MHR on substantially all of the Issuer’s assets. The Reimbursement Notes are convertible, at the option of the holders, at a conversion price of $0.50 per share of common stock, which conversion price is subject to adjustment upon the occurrence of events specified in the Reimbursement Notes, including stock dividends, stock splits, certain fundamental corporate transactions, and certain issuances of common stock by the Issuer. The Reimbursement Notes must also be redeemed from time to time prior to maturity pursuant to a cash sweep of 50% of any cash proceeds received from any third party in connection with the license, distribution or sale of any Non-B12 Product, subject to the priority described below.

The Bridge Notes provide for a new maturity date of March 31, 2022 (subject to acceleration upon the occurrence of certain events of default specified in the Bridge Notes) and bear interest at 13% per year, compounded monthly and payable in the form of additional Bridge Notes. The Bridge Notes are collateralized by a first priority lien in favor of MHR on substantially all of the Issuer’s assets. The Bridge Notes are convertible, at the option of the holders, at a conversion price of $0.50 per share of common stock, which conversion price is subject to adjustment upon the occurrence of events specified in the Bridge Notes, including stock dividends, stock splits, certain fundamental corporate transactions, and certain issuances of common stock by the Issuer. The Bridge Notes must also be redeemed from time to time prior to maturity pursuant to (a) a cash sweep of 50% of any cash proceeds received from any third party in connection with the license, distribution or sale of any Non-B12 Product, subject to the priority described below and (b) a Royalty Match (as described below), to the extent such Royalty Match does not cause the Issuer’s cash as of the end of such year to be less than the Minimum Cash Balance and subject to the priority described below.

The priority of the cash sweep for Non-B12 Products is as follows: (i) first, to redeem the Reimbursement Notes, (ii) second, to prepay principal and interest outstanding under the Loan Agreement, (iii) third, to reduce the Commitment, (iv) fourth, to redeem the Convertible Notes; and (v) finally, to redeem the Bridge Notes.

As a condition to MHR entering into the Loan Agreement and amending and restating the MHR Notes, MHR and the Issuer entered into a Royalty Agreement (the “Royalty Agreement”) on August 20, 2014 providing for the payment by the Issuer to MHR of certain royalties on the terms and conditions set forth therein.

Under the terms of the Royalty Agreement, the Issuer agreed to pay to MHR, subject to the terms and conditions of the Royalty Agreement, royalties in perpetuity (the “Royalties”), commencing as of the date of the Royalty Agreement, in an amount equal to: twenty percent (20%) of all Net Product Sales (as defined in the Royalty Agreement) and any third party payments arising in connection with the sale of the B12 Product and related products, during any fiscal year of the Issuer; provided that, from and after October 1, 2015, if no amount of indebtedness is outstanding under the Loan Agreement (the “Indebtedness Repayment Condition”), such amount shall be reduced to (i) five percent (5%) of all Net Sales and third party payments commencing with the first quarter immediately following the quarter in which the Indebtedness Repayment Condition is satisfied, or (ii) two and one half percent (2.5%) of all Net Sales commencing with the fiscal quarter immediately following the fiscal quarter in which the Indebtedness Repayment Condition is satisfied, but only with respect to the Net Sales made in any country in which there was not a Valid Patent Claim (as defined in the Royalty Agreement) and where generic entry of a competitive product not by the Issuer or its affiliates that does not infringe a Valid Patent Claim in such country has occurred, in each case as of the last day of such fiscal quarter. Once the royalty rate has been reduced to 5%, the rate shall not be reinstated to 20% even if amounts become outstanding under the Loan Agreement as a result of Paid-In-Kind Royalties. Payments of Royalties shall be made in cash to the extent such Royalties do not cause the Issuer’s cash as of the end of any year to be less than the Minimum Cash Balance, and otherwise shall be paid as Paid-In-Kind Royalties.

If any Royalties become due under the Royalty Agreement when the royalty rate is 5% or 2.5%, the Issuer is required to repay or redeem, as the case may be, outstanding amounts under the Loan Agreement, Convertible Notes and Bridge Notes in an amount equal to such royalty payment, to the extent such payment does not cause the Issuer’s cash as of the end of such year to be less than the Minimum Cash Balance (the “Royalty Match”), in the following priority: (i) first, to prepay the Loan; (ii) second, to redeem the Convertible Notes; and (iii) finally, to redeem the Bridge Notes.

The foregoing description of the Transaction Documents and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Documents, each of which is attached to this Statement and incorporated into this Item 4 by reference.

Item 7.	Materials to Be Filed as Exhibits

Exhibit No.	Description

1	Loan Agreement, dated as of August 20, 2014, by and among Emisphere Technologies, Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on August 21, 2014).

2	Form of Second Amended and Restated 13% Senior Secured Convertible Note (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 21, 2014).

3	Form of Second Amended & Restated Reimbursement Promissory Note (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on August 21, 2014).

4	Form of Second Amended and Restated Senior Secured Bridge Promissory Note (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on August 21, 2014).

5	Amended and Restated Pledge and Security Agreement, dated as of August 20, 2014, by and among Emisphere Technologies, Inc., each other Grantor from time to time party thereto and MHR Institutional Partners IIA LP, as Secured Party (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on August 21, 2014).

6	Royalty Agreement, dated as of August 20, 2014, by and among Emisphere Technologies, Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 21, 2014).

Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 21, 2014	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR ADVISORS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

/s/ Janet Yeung, Attorney in Fact

Page 17 of 17 Pages

Exhibit Index

Exhibit No.	Description

1	Loan Agreement, dated as of August 20, 2014, by and among Emisphere Technologies, Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on August 21, 2014).

2	Form of Second Amended and Restated 13% Senior Secured Convertible Note (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 21, 2014).

3	Form of Second Amended & Restated Reimbursement Promissory Note (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on August 21, 2014).

4	Form of Second Amended and Restated Senior Secured Bridge Promissory Note (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on August 21, 2014).

5	Amended and Restated Pledge and Security Agreement, dated as of August 20, 2014, by and among Emisphere Technologies, Inc., each other Grantor from time to time party thereto and MHR Institutional Partners IIA LP, as Secured Party (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on August 21, 2014).

6	Royalty Agreement, dated as of August 20, 2014, by and among Emisphere Technologies, Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 21, 2014).